EXHIBIT 99.1

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EMCLAIRE FINANCIAL CORP.
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612 Main Street
Emlenton, PA 16373


               Emclaire Financial Corp. Announces Stock Repurchase

For Immediate Release
Thursday, November 04, 1999


Contact:      David L. Cox, President or,
              John J. Boczar, Chief Financial Officer
              Emclaire Financial Corp.
              724/867-2311

Emlenton, PA -- Emclaire Financial Corp. (OTC Bulletin Board - "EMCF"), the parent holding company of The Farmers National Bank of Emlenton, today announced that it has received the necessary Board approval to initiate a repurchase plan covering up to 5% or 69,792 shares of the Company's common stock to be purchased in open market and privately negotiated transactions. The Company currently has 1,395,852 shares of common stock outstanding. David L. Cox, President and Chief Executive Officer of the Company, indicated that the shares acquired in the repurchase plan would be available for general corporate use. The repurchases will be made from time to time over the next six months in open-market and privately negotiated transactions, subject to the availability of stock, the terms of the plan and other financial and market conditions.

Emclaire Financial Corp. with consolidated total assets of $193.0 million at September 30, 1999, is the parent company of The Farmers National Bank of Emlenton, a community commercial bank operating eleven offices in Venango, Butler, Clarion, Clearfield, Elk and Jefferson counties, Pennsylvania. Emclaire's common stock is quoted on the OTC Electronic Bulletin Board under the symbol "EMCF".